SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the "Company")

DISCLOSURE OF DIRECTOR'S DETAILS - MING LU

Director's other publicly quoted directorships - notification under LR 6.4.9(2)

Prudential plc confirms that Ming Lu, Non-executive Director of the Company, has been appointed as a Non-executive director of the board of Jardine Matheson Holdings Limited with effect from 24 February 2025.

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary